The Hartford Mutual Funds, Inc.

690 Lee Road

Wayne, PA 19087

February 2, 2024

VIA EDGAR CORRESPONDENCE

Deborah O’Neal

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549-4644

Re: The Hartford Mutual Funds, Inc. (the “Registrant”) (SEC File Nos. 333-02381 and 811-07589)

Dear Ms. O’Neal:

We are writing in response to comments you provided electronically to me on January 26, 2024 with respect to the Registrant’s Post-Effective Amendment No. 181, filed on December 15, 2023, relating to The Hartford Floating Rate High Income Fund (to be renamed Hartford Low Duration High Income Fund effective March 1, 2024). We have reproduced your comments below and immediately thereafter have provided the Registrant’s responses or described how the Registrant will address your comments in a post-effective amendment to the Registration Statement to be filed pursuant to Rule 485(b) under the Securities Act of 1933, as amended. Capitalized terms have the meanings attributed to such terms in the Post-Effective Amendment.

1.	Comment: For all funds, please include completed fee tables, cost examples, and performance presentations with the comment response letter, filed at least 1 week prior to effectiveness.

Response:  The completed fee tables, cost examples, and performance presentations for the funds included in the Hartford Funds Fixed Income prospectus will be sent via e-mail on or prior to February 21, 2024.

2.	Comment: If fees have increased for the Hartford Low Duration High Income Fund (“Fund”), in your response letter, please provide an explanation.

Response:  The Fund’s fees are decreasing due to a reduction of its management fee and expense limitation arrangements.

3.	Comment: For the Fund, can the Investment Manager recoup waived fees? If so, disclose the terms and condition of the reimbursement.

Response:  Amounts reimbursed under the expense limitation arrangement described in the footnote to the Fund’s Annual Fund Operating Expenses table may not be recouped by the reimbursing party.

4.	Comment: Please add Emerging Markets risk disclosure for the Fund.

Response:  It is anticipated that investing in emerging markets will be an additional strategy of the Fund. As a result, the Registrant will update the principal investment strategy for the Fund to remove the reference to investing in emerging markets and will update the Fund’s additional strategy to reflect that this is an additional strategy. The Fund already discloses “Emerging Markets Risk” as an additional risk.

5.	Comment: Regarding the Fund, please remember to show the old performance benchmark for one year after changing to the new benchmark.

Response:  The Registrant will continue to show the Fund’s old performance benchmark in the March 1, 2024 prospectus.

6.	Comment: In addition to the year in which the Portfolio Managers began managing the Fund, please add the month.

Response:  The Registrant will update the portfolio manager table for the Fund consistent with this comment.

Should you have any questions, please feel free to contact the undersigned at (610) 386-4077 or at lisa.zeises@hartfordfunds.com.

Sincerely,

/s/ Lisa D. Zeises

Lisa D. Zeises
Assistant Secretary

cc:	Alexander Karampatsos